Exhibit 97.1
THE ESTÉE LAUDER COMPANIES INC.
INCENTIVE-BASED COMPENSATION RECOVERY POLICY (2023)
Section 1. Introduction. The board of directors (the “Board”) of The Estée Lauder Companies Inc. (the “Company”) has adopted this policy (the “Policy”) to provide for the recovery by the Company, in the event of a Recovery Trigger (as defined below), of certain incentive-based compensation received by certain current and former executive officers, as further specified in this Policy.
This Policy is intended to comply with the requirements of Section 303A.14 of the Listed Company Manual of the New York Stock Exchange (the “NYSE”) relating to erroneously awarded compensation.
Section 2. Administration. The Stock Plan Subcommittee of the Board (the “Subcommittee”), which is comprised solely of independent directors, will administer and interpret this Policy and make all determinations for the administration of this Policy; provided, however, that at any time that the Compensation Committee of the Board is comprised solely of independent directors, the Board may designate the Compensation Committee, instead of the Subcommittee, to administer and interpret this Policy and make all determinations for the administration of this Policy, in which case all references in this Policy to the Subcommittee shall be deemed to refer to the Compensation Committee. Any determinations made by the Subcommittee will be final, binding, and conclusive on all affected individuals.
Section 3. Statement of Policy. Following the occurrence of a Recovery Trigger (as defined below), the Company will recover reasonably promptly the Erroneously Awarded Compensation (as defined below) from the applicable Covered Individual(s) (as defined below), in accordance with this Policy.
Section 4. Covered Individuals Subject to this Policy. This Policy is applicable to any current or former “executive officer” of the Company as defined in Section 303A.14 of the NYSE Listed Company Manual who has “received” (see Section 7) the subject Incentive-Based Compensation (defined below) after beginning service as an executive officer and who served as an executive officer at any time during the performance period (for that Incentive-Based Compensation) covered by the Recovery Period (as defined below) (together, “Covered Individuals”).
Section 5. Recovery Trigger for Accounting Restatements. A “Recovery Trigger” will have occurred upon the earlier to occur of: (i) the date the Board, the Audit Committee of the Board, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement (as defined below), or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
For the purposes of this Policy, an “Accounting Restatement” means a restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements; or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission (“SEC”).
Section 6. Recovery Period. The Policy will apply to Incentive-Based Compensation “received” (see Section 7) during the three completed fiscal years immediately preceding the date on which a Recovery Trigger occurs (the “Recovery Period”). In addition to these last three completed fiscal years, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following such three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.
Section 7. Compensation “Received”. Incentive-Based Compensation is deemed “received” by a Covered Individual in the Company’s fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the applicable award occurs after the end of that period. Notwithstanding anything to the contrary contained herein, the only compensation subject to this Policy is Incentive-Based Compensation “received” by Covered Individuals on or after October 2, 2023, provided that at the time such compensation was “received,” the Company had a class of securities listed in a national securities exchange or national securities association.

Section 8. Incentive-Based Compensation Subject to Recovery. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”) will be subject to this Policy.
A “Financial Reporting Measure” is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.
Incentive-Based Compensation is subject to recovery under this Policy even if the Accounting Restatement was not due to any misconduct or failure of oversight on the part a Covered Individual.
Section 9. Recovery of Erroneously Awarded Compensation. In the event of a Recovery Trigger, the Company will seek to recover from any applicable Covered Individual an amount of Incentive-Based Compensation “received” (see Section 7) that exceeds the amount that otherwise would have been “received” by such Covered Individual had it been determined based on the restated amounts, computed without regard to any taxes paid (such excess amount, the “Erroneously Awarded Compensation”). For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement (A) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was “received” and (B) the Company will maintain documentation of that reasonable estimate and, if required by the NYSE, provide such documentation to the NYSE.
Section 10. Limited Exceptions to Recovery. The Company must recover Erroneously Awarded Compensation in compliance with this Policy, except to the extent that the conditions of paragraphs (c)(1)(iv)(A), (B) or (C) of Section 303A.14 of the NYSE Listed Company Manual are met and the Subcommittee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.
Section 11. Method of Recovery: The Subcommittee will determine in its sole discretion how the Company will effect any reimbursement or recovery pursuant to this Policy, including, but not limited to the following (in each case subject to applicable law): (1) seeking repayment from the Covered Individual; (2) reducing the amount that would otherwise be payable to the Covered Individual under any compensatory plan, program, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) canceling any outstanding vested or unvested award (whether cash- or equity-based) previously granted to the Covered Individual; (4)  withholding payment of future increases in compensation (including payment of any permissible discretionary bonus payments or amounts) or grants of compensatory or equity awards that otherwise would have been made in accordance with the Company’s applicable compensation practices or decisions; or (5) any combination of the foregoing.
Section 12. Policy Relationship to other Recoupment or Clawback Provisions. This Policy supplements any requirements imposed pursuant to applicable law or regulations, any clawback or recoupment provision in the Company’s other policies, plans, awards and individual employment or other agreements (including any recoupment provisions in the Company’s equity incentive plans or award agreements), and any other rights or remedies available to the Company, including termination of employment.
In the event that a recovery is initiated under this Policy, amounts of Incentive-Based Compensation previously recovered by the Company from a Covered Individual pursuant to the Company’s other policies, plans, awards and individual employment or other agreements shall be considered so that recovery is not duplicative, provided that in the event of a conflict between any applicable clawback or recoupment provision, including this Policy, the right to clawback or recoupment shall be interpreted to result in the greatest clawback or recoupment from the Covered Individual.
Section 13. Amendment of Policy. The Board may amend this Policy at any time, and from time to time, in its discretion.
Section 14. Disclosure. The Company is required to file this Policy as an exhibit to its Form 10-K with the SEC and is also subject to the disclosure requirements of Item 402(w) of Regulation S-K, SEC Rule 10D-1, and Section 303A.14 of the NYSE Listed Company Manual, as applicable.
Section 15. Indemnification. The Company is prohibited from indemnifying any Covered Individual against the loss of Erroneously Awarded Compensation.
Section 16. Successors. This Policy shall be binding and enforceable against all Covered Individuals and their successors, heirs, beneficiaries, executors, administrators or other legal or personal representatives.

Section 17. Validity and Enforceability. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with Section 10D of the Securities Exchange Act of 1934, as amended, Section 303A.14 of the NYSE Listed Company Manual, and any related rules or regulations promulgated by the SEC or NYSE including any additional or new requirements that become effective after October 2, 2023 (the initial effective date of Section 303A.14 of the NYSE Listed Company Manual).
Adopted by the Board of Directors on November 17, 2023